ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
[redacted] Group

PTTEP No. 1.910/ 091 / 2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 9, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Swap participation interest in PSC between M3 M4 and A4 C1 and establishment of PTTEP Myanmar Limited

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTTEP has swapped its 20% participation interest in the production sharing contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1. After the swap, participation interests become as follows;

1. For Blocks M3 and M4, PTTEP International Limited (PTTEPI), a subsidiary of PTTEP, as an operator holds participation interest of 80%, and CNOOC Myanmar limited holds another 20%. Blocks M3 M4 are located offshore in the gulf of Martaban, Myanmar, covering an area of 18,000 square kilometers, with gas potential.

2. For Blocks A4 and C1, CNOOC Myanmar Limited as an operator holds 61.25% participation interests, PTTEP Myanmar Limited holds 20%, the other two partners, China Focus Development Limited (CFDL) and ChinaHuanqiu Contracting & Engineering Corporation (HQCEC), hold the remaining participation interests in these blocks. Block A4 is located offshore in Rakhine, Myanmar, covering an area of 7,480 square kilometers, with gas potential. Block C1 is located onshore Myanmar covering an area of 17,000 square kilometers, with oil potential.

PTTEP has established PTTEP Myanmar Limited in order to accommodate exploration operation in Blocks A4 and C1 in Myanmar. PTTEP Myanmar Limited, established on February 28, 2008 with registered capital of US 50,000 Dollars, consisting of 50,000 ordinary shares at US 1 Dollar each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).

-2-/ *The PSC ...*

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

The PSC participation interest swap is a strategic move to manage risk and create diversified investment opportunities. The swap will be fully effective upon receiving approval from the Myanmar government.

Yours sincerely,

Maroot Mrigadat

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 092 /2008

SEC Mail
Mail Processing
Section

MAY 23 2008

Washington, DC
106

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

April 9, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resignation, Election, and Appointment of Directors and List of the Board of Directors

PTT Exploration and Production Public Company Limited or PTTEP would like to announce that Mr. Maroot Mrigadat has notified his resignation from PTTEP directorship since April 8, 2008, resulting in the termination of the directorship and membership of the Risk Management Committee.

The Board of Directors at the meeting no. 5/2551/277, dated April 9, 2008 has resolved as follows;

1. To elect Mr. Kurujit Nakornthap to be the chairman, effective from April 9, 2008 onwards, in replacement of Mr. Cherdpong Siriwit who retired at 2008 shareholders' meeting,

2. To elect directors and to appoint sub-committee to fill the vacancy according to the Nominating Committee's proposal as below,

2.1 To elect Mr. Anon Sirisaengtaksin to be a director in replacement of Mr. Maroot Mrigadat; and to appoint Mr. Anon to be the Chief Executive Officer (CEO),

2.2 To elect Mr. Sommai Khowkachaporn to be a director in replacement of General Lertrat Ratanavanich who resigned from the directorship, which will be effective upon his acceptance of the directorship. Moreover, Mr. Sommai has qualified to be an independent director (ID) according to the ID definition of PTTEP. The Board of Directors of PTTEP will consists of 9 IDs,

2.3 To appoint the members of the following sub-committees:

- 2 - / *(1) Mr.Chokchai...*

(1) Mr. Chokchai Aksaranan and Mr. Sirin Nimmanahaeminda to be the chairman and a member of the Audit Committee respectively,

(2) Mr. Sanit Rangnoi to be a member of the Nominating Committee,

(3) Mr. Sirin Nimmanahaeminda and Mr. Prasert Bunsumpun to be members of the Remuneration Committee,

(4) Mr. Vudhibhandhu Vichairatana and Mr. Sommai Khowkachaporn to be the chairman and a member of the Corporate Governance Committee respectively,

(5) Mr. Vudhibhandhu Vichairatana, Mr. Sirin Nimmanahaeminda, Mr. Chitrapongse Kwangsukstith and Mr. Anon Sirisaengtaksin to be members of the Risk Management Committee

The above appointments are effective since April 9, 2008, except the membership of the Corporate Governance Committee of Mr. Sommai will be effective upon his acceptance.

3. To appoint Mr. Maroot Mrigadat to be a secretary to the Board of Directors with effective from April 9, 2008 onwards.

PTTEP would like to announce the list of Board of Directors as follows:

1.	Mr.Kurujit	Nakornthap	Chairman, Independent Director
2.	Mr.Tongchat	Hongladarom	Chairman of the Risk Management Committee
3.	Mr.Pala	Sookawesh	Independent Director, Chairman of the Remuneration Committee
4.	Mr.Sanit	Rangnoi	Independent Director, Member of the Nominating Committee
5.	Mr.Metta	Banturngsuk	Director
6.	Mr.Chokchai	Aksaranan	Independent Director, Chairman of the Audit Committee and Member of the Corporate Governance Committee
7.	Mr.Pichai	Chunhavajira	Director and Member of the Risk Management Committee
8.	Mr.Chulasingh	Vasantasingh	Independent Director, Chairman of the Nominating Committee and Member of the Audit Committee
9.	Mr.Sommai	Khowkachaporn	Independent Directorand and Member of the Corporate Governance Committee
10.	Mr.Viraphol	Jirapraditkul	Independent Director and Member of the Remuneration Committee

-3- / *11.Mr.Sirin...*

11.	Mr.Sirin	Nimmanahaeminda	Independent Director, Member of the Remuneration Committee, Member of the Audit Committee and Member of the Risk Management Committee
12.	Mr.Vudhibhandhu	Vichairatana	Independent Director, Chairman of the Corporate Governance Committee and Member of the Risk Management Committee
13.	Mr.Chitrapongse	Kwangsukstith	Director and Member of the Risk Management Committee
14.	Mr.Prasert	Bunsumpun	Director, Member of the Nominating Committee and Member of the Remuneration Committee
15.	Mr.Anon	Sirisaengtaksin	Chief Executive Officer and Member of the Risk Management Committee

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

Sommai Khowkachaporn



Date of Birth	4 February 1948
Age	60 years

Education

- Master of Business Administration, Long Island University, New York, U.S.A
- Bachelor of Business Administration, University of the East, Philippines

Training

- Audit Committee Program (ACP) 62/ 2007, Thai Institute of Director
- Director Certification Program (DCP) 27/2003, Thai Institute of Director
- Finance for Non- Finance Director (FND), Thai Institute of Director

Present Position

- Vice Director, National Science Museum
- Director, Thai Lube Base Plc.
- Director and Member of the Executive Committee, Wangthong Group Plc.
- Member, Provincial Land Shaping for Development Board, Pathumthani Province

Past Experience

- Director, Petroleum Authority of Thailand
- Director and Member of the Audit Committee, National Petrochemical Plc.
- Chairman, Thai Lube Base Plc.
- Director, Thaioil Power Co., Ltd.
- Director and Member of the Executive Committee, Telephone Organization of Thailand

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 021 /2008

Finance Department
Tel. 0-2537-4512, 0-2537-4611

SEC Mail
Mail Processing
Section

MAY 29 2008

Washington, DC
106

April 11, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee

Attachments: Certificates and Resumes of the new member of the Audit Committee (F24-2)
Form for Report on Names of Members and Scope of Performance (F24-3)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Board of Directors, at the meeting No. 5/2551/277 on April 9, 2008, has appointed Mr. Chokchai Aksaranan and Mr. Sirin Nimmanahaeminda to be the Chairman and member of the Audit Committee in replacement of the resigned member. Audit Committee Members' term will be 2 years, effective from April 9, 2008.

Names of members of the Audit Committee are as follows:

Chairman of the Audit Committee	Mr. Chokchai Aksaranan
Member of the Audit Committee	Mr. Chulasingh Vasantasingh
Member of the Audit Committee	Mr. Sirin Nimmanahaeminda
Secretary to the Audit Committee	Mr. Verasak Manchuwong

Certificates and Resumes of the new member of the Audit Committee and Form for Report on Names of Members and Scope of Performance are attached hereto.

The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on following issues:

(1) To review PTTEP's financial reporting process to be accurate and adequate with the presence of the external auditor in every quarterly meeting.

(2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Stock Exchange or other laws related to PTTEP's business.

-2- / (3) To consider the .....

(3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

(4) To review that PTTEP has internal control system with suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.

(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.

(6) To give an approval for a nomination, a transfer and a reward or punishment of the Head of the Internal Audit.

(7) To approve an audit plan prepared by the Internal Audit.

(8) To screen and consider a budget and a work force of the Internal Audit.

The Company hereby certifies that the aforementioned audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 027 /2008

SEC Mail
Mail Processing
Section

MAY 23 2008

Washington, DC
106

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 25, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2008

Attachment:
1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months ended March 31, 2008 and 2007, including English translations
2. Management's Discussion and Analysis for the first quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months ended March 31, 2008 and 2007, and Management's Discussion and Analysis for the first quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter 2008, the Company and its subsidiaries' total revenues were Baht 28,374 million, an increase of Baht 7,104 million or 33% when compared with Baht 21,270 million in the first quarter 2007. Total expenses were Baht 12,600 million, an increase of Baht 3,699 million or 42% when compared with Baht 8,901 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 8,905 million or earnings per share of Baht 2.70 compared with net income of Baht 6,771 million or earnings per share of Baht 2.06 in the first quarter 2007.

The Company and its subsidiaries' total consolidated assets, as of March 31, 2008 were Baht 201,607 million, total liabilities were Baht 91,657 million, and total shareholders' equities were Baht 109,950 million.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

2. Management Discussion and Analysis of Operating Results for the First Quarter of 2008

2.1 PTTEP Performance

The Thai economy is likely to expand at a higher rate in 2008 compared with the previous year. The Office of National Economic and Social Development Board (NESDB) projected that Thai economy is likely to grow by 4.5-5.5 percent due to a strong recovery of Thai domestic demand in both public and private consumption and investment. In addition, the new government policy to boost investor confidence and tourism as well as the government's recent decision on mega-project investments, e.g. the mass transit system in Bangkok and vicinity, will also help to stimulate the Thai economy to further expand at a favorable rate. However, there are key downside risks associated with the economic outlook in 2008, including rising oil prices and the world economic slowdown due to the Sub-prime problems in the US real estate sectors. These downside risks may cause Thai economic growth to be lower than we expected.

Regarding business activities in the first quarter of 2008, PTTEP succeeded in implementing its business plan with details as follows:

Regarding its exploration activities, in the first quarter of 2008, PTTEP successfully discovered petroleum in 7 out of 11 wells. There were successful discoveries in many projects including the exploration/appraisal program in Block M9 Myanmar, where PTTEP succeeded in all exploration and appraisal wells drilled in the first quarter of 2008, including 1 exploration and 2 appraisal wells. This was particularly true for the appraisal well Kakonna-3 which was drilled and encountered 10 zones of natural gas bearing formations with a total thickness of 123 meters. The flow rate tests (Tubing Stem Test-TST) were conducted on two zones, indicating the combined flow rate of gas for the two zones to be 63.6 million standard cubic feet per day (MMSCFD) and of condensate to be 11.4 barrels per day (BPD). In addition, in Vietnam B & 48/95 Project, the exploration well NKL-3X was drilled and encountered natural gas bearing formations with a total thickness of 36 meters. In addition, the Vietnam 52/97 Project also succeeded in petroleum discovery in the appraisal well CV-5X, where natural gas bearing formations with a total thickness of 45 meters were found. However, in the first quarter of 2008, there were write-offs of 4 dry wells which came from the Vietnam B & 48/95 Project (2 wells) and from Algeria 433a & 416b Project (2 wells).

Regarding development activities in the first quarter of 2008, PTTEP has started up the production from the Arthit Project and made the first delivery of natural gas to PTT on March 26, 2008 at 80 MMSCFD. It is expected that production will eventually increase to reach the daily contract quantity (DCQ) of 330 MMSCFD as required by the Gas Sales Agreement. In addition, the G4/43 Project also started up production in January 2008 and continuously increased its production. The G4/43 average crude production in March 2008 was approximately 5,900 BPD. Regarding the development of other projects, PTTEP has accelerated the Arthit North project development to progress as planned. In March 2008, PTTEP successfully installed the first wellhead platform in the project area. The first production from Arthit North can be expected in August 2008.

Regarding petroleum sales, PTTEP's average sales volume for the first quarter of 2008 was 182,431 barrels of oil equivalent per day (BOED), higher than the average sales volume of 2007 of 179,767 BOED. However, the average sales volume of 182,431 BOED was still lower than the 2008 sales target of 223,334 BOED which was initially set at the beginning of 2008. The reasons for the deviation from the sales target were due to the delay in Arthit production start up.

Regarding capability development, in the first quarter of 2008, PTTEP has revised its organization structure and created the Chief Executive Officer position in order to ensure organization effectiveness and support its long term business growth. The objective of the change is to allow the organization to focus on Operational Excellence and Growth. Regarding the Operational Excellence, PTTEP will focus on maximizing value of existing assets while improving the overall efficiency through synergy and sharing of resources and services to reduce operating costs. Regarding business growth, PTTEP will focus on corporate planning and strategy while striving for business expansion in various regions by using PTT group synergy as a competitive advantage to compete with other leading E&P companies. At present, PTTEP has been rapidly expanding into various regions including South East Asia, the Middle East, North Africa, Australia and New Zealand.

2.2 <u>Results of Operations</u>

On February 12, 2008 the Company registered the change in its registered paid-up capital from Baht 3,297.42 million to Baht 3,298.30 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 882,400 shares at the par value of Baht 1 per share resulting in a total of 882,400 Baht. As of March 31, 2008 the outstanding number of warrants was 4.7 million units (1 unit of warrant = 5 units of common shares)

On March 28, 2008, the General Shareholders' Meeting approved the dividend payment for the second-half of 2007 operations at the rate of Baht 1.67 per share which was paid on April 11, 2008. The Company also paid the interim dividend for the first-half of 2007 at the rate of Baht 1.61 per share on August 27, 2007. The total dividend paid for the result of operation for 2007 was Baht 3.28 per share or 38% of the net profit.

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	4th Quarter 2007	1st Quarter 2008	1st Quarter 2007
Income from continuing operations			
Exploration and production	6,673	7,964	5,828
Pipelines	1,134	1,160	1,086
Others	(327)	(219)	(143)
Total net income	**7,480**	**8,905**	**6,771**
Diluted earnings per share – from continuing operations	2.26	2.69	2.06
Total Revenues - from continuing operations	28,514	28,374	21,270

First Quarter of 2008 compared with First Quarter of 2007

For the results of operations (unreviewed) in the first quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 8,905 million or Baht 2.69 per share-diluted, an increase of Baht 2,134 million or 32% against the same period last year (Baht 6,771 million or Baht 2.06 per share-diluted). The returns on shareholders' equity for this quarter were 32.87%

For this quarter, the total revenue was Baht 28,374 million, an increase of Baht 7,104 million or 33% against the same period last year (Baht 21,270 million). This was mainly due to an increase in sales of petroleum of Baht 6,556 million, resulting from (1) the higher average petroleum sales price in USD currency this quarter, which rose to USD 48.24 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 35.43 per BOE); however the average sales exchange rate for this quarter decreased to Baht 32.82 per USD from the same period last year of Baht 36.15 per USD as a result of the strengthened Baht; (2) the higher sales volume in this quarter rose to 182,431 barrels of oil equivalent per day (BOED) against the same period last year (171,170 BOED). This increased volume mainly came from the petroleum production sales from the Bongkot and Oman 44 projects. In addition, in the latter part of this quarter, the Arthit project started production and delivered natural gas to PTT at 80 million standard cubic feet per day (MMSCFD).

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

For this quarter, PTTEP and subsidiaries had an increase of foreign exchange gain of Baht 324 million because of the strengthened Baht. In addition, other income increased Baht 184 million as a result of the construction service of the Arthit gas export pipeline provided to customer.

-4- / *Meanwhile, PTTEP...*

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 12,600 million, an increase of Baht 3,699 million or 42% against Baht 8,901 million the same period last year. This increase was the result of the following:

(1) Rising operating expenses, mainly due to operating expenses of the Oman 44 project (with first production in the latter part of the first quarter of 2007) and the construction costs of the Arthit gas export pipeline.
(2) Increased exploration expenses, mainly due to write-off of dry wells under Algeria 433a&416b and Vietnam B&48/95 projects, as well as geological and geophysical cost from the projects in Myanmar, New Zealand and Australia.
(3) Higher depreciation and amortization expenses, mainly from B8/32 & 9A and Pailin projects as a result of additional oil and gas properties and first production of Oman 44 project in the latter part of the first quarter of 2007.
(4) Increased selling, general and administrative expenses, mainly from the Arthit, MTJDA-B17 and projects in Myanmar, resulting from an increase in operation.
(5) Increased petroleum royalties and remuneration resulting from increased sales revenues.
(6) Derivatives loss on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 1,267 million as a result of higher petroleum taxable profit.

First Quarter of 2008 compared with Fourth Quarter of 2007

For the results of operations (unreviewed) in the first quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 8,905 million or Baht 2.69 per share-diluted, an increase of Baht 1,425 million or 19% from the previous quarter's net profit of Baht 7,480 million, or Baht 2.26 per share-diluted.

For this quarter, the total revenue was Baht 28,374 million, a decrease of Baht 140 million or 0.5% from the previous quarter (Baht 28,514 million). This decrease was mainly due to lower sales of petroleum of Baht 553 million, resulting from (1) the lower sales volume in this quarter to 182,431 BOED compared with the previous quarter of 184,867 BOED. The decreased sales volume mainly came from the petroleum sales volume from Pailin project due to plant shutdown, and (2) the higher average petroleum sales price in USD this quarter, which rose to USD 48.24 per BOE compared with the previous quarter of USD 46.28 per BOE, however, the average sales exchange rate for this quarter decreased to Baht 32.82 per USD from the previous quarter (Baht 34.10 per USD) as a result of the strengthened Baht.

In this quarter, other income decreased by Baht 404 million from decreased construction service of the Arthit gas export pipeline to customers.

-5- / *PTTEP and ...*

PTTEP and subsidiaries incurred expenses of Baht 12,600 million, a decrease of Baht 1,589 million or 11% from the previous quarter (Baht 14,189 million). This decrease resulted from:

(1) Decreased operating expenses from decreased construction service of the Arthit gas export pipeline to customers.
(2) Decreased exploration expenses, mainly due to write-off of dry wells in the Algeria 433a&416b and Vietnam B&48/95 projects. In the previous quarter, there was the write-off of dry wells in the Vietnam 16-1, Algeria 433a&416b and Indonesia projects.
(3) Decreased derivatives loss on hedged transactions.
(4) Lower petroleum remuneration from B8/32 project resulting from lower provisional rate of special remuneratory benefits.

2.3 Financial position

As of March 31, 2008, PTTEP and subsidiaries commanded total assets of Baht 201,607 million or Baht 11,568 million (6%) higher than the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 8,183 million from operating activities (2) the increase of Baht 4,658 million in oil and gas properties for production, mainly from the Arthit, MTJDA-B17, Myanmar M9&M11 and Vietnam 9-2 projects and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 220 million.

Most current assets as of March 31, 2008 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investment Accounted for Under Equity Method.

PTTEP and subsidiaries had total liabilities of Baht 91,657 million or Baht 8,405 million higher than the end of 2007, mainly due to (1) higher income tax payable of Baht 5,950 million and (2) accrued dividends payable for the result of operation of the second half of 2007, value Baht 1.67 per share, amounting to Baht 5,508 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of March 31, 2008, the total number of shares exercised was 38.31 million shares and the outstanding number of warrants was 4.7 million units.

-6- / *For the period...*

For the period of three months ending March 31, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 18,624 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 10,370 million, mainly resulting from (1) the higher investment in oil and gas properties for production from the Arthit, MTJDA-B17, Myanmar M9&M11 and Vietnam 9-2 projects (2) an increase of loan to Energy Complex Co., Ltd. amounting to Baht 220 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 71 million due to (1) interest paid of Baht 128 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 57 million.

As of March 31, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 32,196 million, an increase of Baht 8,183 million from the end of 2007.

2.4 The Adoption of International Accounting Standard (IAS) No. 19 Employee Benefits

As from January 1, 2008, PTTEP and subsidiaries have adopted International Accounting Standard No. 19, Employee Benefits, for the purpose of accounting for the retirement benefits obligation. The calculation of provision for employees' retirement benefits is performed by a qualified actuary. The discrepancy of provision calculated by the actuarial valuation method and previous provision (transitional liabilities) will be amortized as expenses on a straight-line basis over 5 years.

2.5 Impact on Operational Results

Oil price volatility, Baht strengthening, and the higher costs of E&P goods and services continue to be the key factors that have a major impact on the operation results. Regarding the oil price, in the first quarter of 2008, oil prices continued to increase to more than 100 USD per barrel. Since PTTEP product prices closely tracked world oil prices, the high oil prices caused an increase in PTTEP's average product prices from 39.78 USD per BOE in 2007 to 48.24 USD per BOE in the first quarter of 2008. Regarding the Thai Baht, as Baht strengthening continued towards 2008, it has an impact on PTTEP's operating results. However, as most of Company revenues and expenditures were dollar-based, when the Thai Baht becomes stronger, it causes a decrease in both revenue and in expenditure sides which makes the impact of a strong Thai Baht on business performance quite limited. In addition, a continuous cost increases in E&P goods and services is another key factor that has significantly impacted on PTTEP's business performance. In the first quarter of 2008, the costs of E&P goods and services have been increasing at higher rate, e.g. drilling rig rate, etc. The sharp rise in E&P costs would impact on the dramatic increase in the cost of operations. PTTEP realized the upward costs trends, so it has been continuously implementing programs to reduce the cost impact through a number of programs, e.g. the long-term procurement planning and the global procurement contract planning for common goods & services for PTTEP Group, with the overall objective to increase bargaining power and secure long-lead materials and services within the timeline and budget for the existing and future projects.

Regarding other factors, PTTEP believe that the strong economic growth in 2008 and the government policy to promote the use of natural gas vehicle would result in an increase in Thailand's energy demand, especially for natural gas. To respond to the situation, PTTEP has accelerated the production development from various projects and finding more reserve/ energy supply from domestics and other countries with the objective of satisfying national energy demand and for national energy security.

(Unreviewed Quarter-1 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Unreviewed

(In thousands)

Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2008	2007
Net profit (loss)	8,904,712	6,771,356
EPS (baht)	2.70	2.06

The Company Financial Statement

	Quarter 1	
Year	2008	2007
Net profit (loss)	5,648,896	4,513,411
EPS (baht)	1.71	1.37

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________________

(Anon Sirisaengtaksin)

Position Chief Executive Officer

Authorized to sign on behalf of the company

(UNREVIEWED)

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2008

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Assets				
Current Assets				
Cash and cash equivalents	32,195,533,100	24,012,741,011	17,541,976,377	13,504,898,492
Receivable-parent company	9,092,231,623	10,480,295,479	5,392,355,997	6,905,975,193
Trade receivables	1,571,669,998	2,206,716,338	19,836,360	26,257,207
Inventories	355,012,715	360,987,508	51,299,996	74,242,369
Materials and supplies-net	4,522,170,010	4,222,009,747	2,221,996,179	2,038,862,684
Other current assets				
Working capital from co-venturers	545,620,612	363,143,598	27,157,996	12,594,021
Other receivables	1,157,965,075	1,443,150,816	663,645,625	870,469,671
Accrued interest receivables	26,179,582	6,700,806	51,689,129	101,596,527
Other current assets	1,516,389,113	1,159,087,063	401,972,011	307,128,614
Total Current Assets	50,982,771,828	44,254,832,366	26,371,929,670	23,842,024,778
Non-Current Assets				
Investments in subsidiaries, associates and jointly controlled entities	389,279,662	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	820,000,000	600,000,000	17,773,091,397	15,114,764,161
Property, plant and equipment-net	147,662,551,452	143,004,876,152	73,439,534,504	70,963,263,516
Intangible assets	338,702,140	350,592,235	319,789,490	330,924,687
Deferred income tax assets	1,748,953	-	-	-
Other non-current assets				
Prepaid expenses	220,771,361	234,119,237	-	-
Deferred remuneration under agreement	1,083,340,930	1,084,320,000	1,083,340,930	1,084,320,000
Other non-current assets	107,657,324	113,658,112	39,610,646	40,691,043
Total Non-Current Assets	150,624,051,822	145,784,304,554	116,804,768,696	111,683,365,136
Total Assets	201,606,823,650	190,039,136,920	143,176,698,366	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	2,050,675,320	1,682,890,316	210,798,824	138,901,801
Working capital to co-venturers	453,150,003	1,420,938,719	33,239,791	606,659,852
Accrued expenses	11,945,896,232	13,340,730,803	6,580,992,320	7,714,449,561
Dividend payable	5,507,924,027	-	5,507,924,027	-
Accrued interest payable	165,946,301	110,722,014	165,946,301	110,722,014
Income tax payable	22,269,988,783	16,320,076,123	14,959,873,096	11,490,847,658
Other current liabilities	1,234,205,325	1,581,243,855	879,122,217	767,108,884
Total Current Liabilities	43,627,785,991	34,456,601,830	28,337,896,576	20,828,689,770
Non-Current Liabilities				
Bonds	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	14,682,813,259	14,509,606,684	10,828,164,490	10,420,464,292
Other non-current liabilities				
Deferred income	2,850,487,590	3,059,663,262	-	-
Remuneration under agreement	1,011,932,800	1,084,320,000	1,011,932,800	1,084,320,000
Provision for employee benefits	475,358,003	379,359,602	461,996,779	372,339,250
Provision for decommissioning costs	10,257,145,568	10,990,904,837	6,442,263,172	6,903,101,473
Other non-current liabilities	251,890,541	271,857,973	251,890,541	271,857,973
Total Non-Current Liabilities	48,029,627,761	48,795,712,358	37,496,247,782	37,552,082,988
Total Liabilities	91,657,413,752	83,252,314,188	65,834,144,358	58,380,772,758
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
3,298,302,700 ordinary shares of Baht 1 each	3,298,302,700	-	3,298,302,700	-
3,297,420,300 ordinary shares of Baht 1 each	-	3,297,420,300	-	3,297,420,300
Share premium	12,915,113,160	12,859,030,620	12,915,113,160	12,859,030,620
Currency translation differences	(2,606,274,615)	(2,315,109,076)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	79,110,068,653	75,713,280,888	43,896,938,148	43,755,966,236
Total Shareholders' Equity	109,949,409,898	106,786,822,732	77,342,554,008	77,144,617,156
Total Liabilities and Shareholders' Equity	201,606,823,650	190,039,136,920	143,176,698,366	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNREVIEWED)

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	26,286,738,665	19,730,996,810	13,813,231,605	11,177,649,688
Revenue from pipeline transportation	883,681,570	826,481,446	-	-
Other revenues				
Gain on foreign exchange	779,801,939	456,015,835	569,168,558	375,055,059
Interest income	197,164,176	216,913,858	287,385,047	264,522,164
Other revenues	226,956,153	39,988,836	195,603,736	14,247,180
Dividend received from related party				
Total Revenues	28,374,342,503	21,270,396,785	14,885,388,946	11,831,474,091
Expenses				
Operating expenses	2,081,578,200	1,468,899,941	892,449,340	616,700,203
Exploration expenses	958,977,619	346,617,382	18,487,773	19,922,886
Selling, general and administrative expenses	1,017,308,194	811,548,660	475,766,771	403,375,106
Petroleum royalties and remuneration	3,455,153,287	2,680,069,450	1,726,653,951	1,396,883,200
Depreciation, depletion and amortization	4,604,949,136	3,588,351,409	2,030,017,361	1,552,555,764
Other expenses				
Derivative loss on hedging	471,546,135	-	-	-
Director's remuneration	2,963,750	2,891,086	2,963,750	2,891,086
Loss from equity affiliates	7,459,156	2,336,406	-	-
Total Expenses	12,599,935,477	8,900,714,334	5,146,338,946	3,992,328,245
Income before interest and income taxes	15,774,407,026	12,369,682,451	9,739,050,000	7,839,145,846
Interest expenses	182,975,835	178,138,197	182,975,835	203,792,423
Income taxes	6,686,719,399	5,420,188,634	3,907,178,226	3,121,942,227
Net income	8,904,711,792	6,771,355,620	5,648,895,939	4,513,411,196
Earnings per share				
Basic earnings per share	2.70	2.06	1.71	1.37
Diluted earnings per share	2.69	2.06	1.71	1.37

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

CONSOLIDATED

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	349,700	12,410,920	-	-	-	-	12,760,620
Currency translation differences	-	-	(215,515,360)	-	-	-	(215,515,360)
Net income	-	-	-	-	-	6,771,355,620	6,771,355,620
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007	3,286,351,700	12,319,999,360	(2,010,892,356)	332,200,000	16,900,000,000	59,335,864,119	90,163,522,823
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up	882,400	56,082,540	-	-	-	-	56,964,940
Currency translation differences	-	-	(291,165,539)	-	-	-	(291,165,539)
Net income	-	-	-	-	-	8,904,711,792	8,904,711,792
Dividend paid	-	-	-	-	-	(5,507,924,027)	(5,507,924,027)
Balance - as at March 31, 2008	3,298,302,700	12,915,113,160	(2,606,274,615)	332,200,000	16,900,000,000	79,110,068,653	109,949,409,898

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

THE COMPANY

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	349,700	12,410,920	-	-	-	12,760,620
Net income	-	-	-	-	4,513,411,196	4,513,411,196
Dividend paid	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007	3,286,351,700	12,319,999,360	332,200,000	16,900,000,000	33,821,024,820	66,659,575,880
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up	882,400	56,082,540	-	-	-	56,964,940
Net income	-	-	-	-	5,648,895,939	5,648,895,939
Dividend paid	-	-	-	-	(5,507,924,027)	(5,507,924,027)
Balance - as at March 31, 2008	3,298,302,700	12,915,113,160	332,200,000	16,900,000,000	43,896,938,148	77,342,554,008

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	8,904,711,792	6,771,355,620	5,648,895,939	4,513,411,196
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities.				
Loss from equity affiliates	7,459,156	2,336,406	-	-
Depreciation, depletion and amortization	4,604,949,136	3,588,351,409	2,030,017,361	1,552,555,764
Amortization of prepaid expenses	15,721,441	54,674,354	979,070	43,227,755
Dry hole expenses	336,032,417	111,955,785	117,466	-
(Gain) loss on disposal of assets	(266,386)	22,406,413	(263,889)	(3,371,899)
Income recognized from deferred income	(192,578,250)	(148,985,011)	-	-
Employee benefits	95,998,401	23,794,783	89,657,529	25,097,893
Gain on foreign exchange	(996,611,929)	(479,568,223)	(625,599,702)	(375,433,245)
Interest income and expenses	(14,188,341)	(38,775,661)	(104,409,212)	(60,729,741)
Income taxes	6,686,719,399	5,420,188,634	3,907,178,226	3,121,942,227
	19,447,946,836	15,327,734,509	10,946,572,788	8,816,699,950
Changes in assets and liabilities				
Decrease in trade receivables	605,462,020	16,054,541	6,420,847	35,768,255
Decrease in receivable - parent company	1,377,938,840	1,089,431,906	1,513,619,196	904,330,848
(Increase) decrease in inventories	256,405,650	(107,934,971)	61,291,583	(19,647,839)
(Increase) decrease in materials and supplies-net	(301,946,480)	(36,798,903)	(183,133,496)	94,034,352
(Increase) decrease in working capital from co-venturers	(93,242,966)	(688,182,546)	6,627,903	(403,440,333)
Decrease in other receivables	283,230,198	111,581,988	208,252,762	66,766,800
Increase in other current assets	(114,590,011)	(209,730,037)	(101,693,270)	(184,471,888)
Increase in prepaid expenses	(1,394,495)	-	-	-
(Increase) decrease in other non-current assets	4,783,372	(4,519,672)	(14,718)	(6,916,980)
(Decrease) increase in accounts payables	429,738,789	939,718,361	71,510,844	(8,618,270)
(Decrease) increase in working capital to co-venturers	(966,441,377)	269,282,774	(581,482,637)	47,321,904

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
Decrease in accrued expenses	(1,312,980,828)	(947,422,754)	(1,058,929,903)	(978,252,456)
(Decrease) increase in other current liabilities	(305,183,808)	(170,836,022)	153,507,968	12,494,515
Increase in deferred income	75,501	14,229	-	-
(Decrease) increase in other non-current liabilities	(16,634,228)	15,998,821	(16,634,228)	15,998,820
Translation adjustment	(17,128,825)	(96,726,062)	-	-
Interest received from bank deposits	167,020,339	217,667,123	99,720,994	105,207,779
Taxation paid	(697,809,769)	(641,913,412)	(30,452,591)	-
	(702,698,078)	(244,314,636)	148,311,254	(319,424,493)
Net cash provided by operating activities	18,745,248,758	15,083,419,873	11,095,384,042	8,497,275,457
Cash flows from investing activities				
Net lending of loans to related parties	(220,000,000)	(150,000,000)	(2,689,769,761)	(1,683,141,822)
Interest received from loans	10,143,505	-	237,311,929	387,060
Increase in property, plant and equipment	(10,156,912,878)	(8,271,759,344)	(4,529,095,478)	(2,715,969,281)
Increase in intangible assets	(3,697,300)	(5,975,664)	(2,883,189)	(4,769,473)
Net cash used in investing activities	(10,370,466,673)	(8,427,735,008)	(6,984,436,499)	(4,403,493,516)
Cash flows from financing activities				
Proceeds from issuances of bonds	-	3,500,000,000	-	3,500,000,000
Net borrowings of loans from related party	-	-	-	63,000,000
Interest paid	(127,751,548)	(310,444,260)	(127,751,548)	(310,444,260)
Proceeds from common stock	56,964,940	12,760,620	56,964,940	12,760,620
Dividend paid	(74,772)	(316,074)	(74,772)	(316,074)
Net cash provided by (used in) financing activities	(70,861,380)	3,202,000,286	(70,861,380)	3,265,000,286
Net increase in cash and cash equivalents	8,303,920,705	9,857,685,151	4,040,086,163	7,358,782,227
Cash and cash equivalents at the beginning of the period	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	32,316,661,716	28,378,591,373	17,544,984,655	14,510,882,618
Effect of exchange rate changes on cash and cash equivalents	(121,128,616)	(187,044,539)	(3,008,278)	(9,448,705)
Cash and cash equivalents at the end of the period	32,195,533,100	28,191,546,834	17,541,976,377	14,501,433,913

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.20.910/ 032 /2008

SEC Mail
Mail Processing
Section

MAY 23 2008

Washington, DC
108

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 30, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2008

Reference: Letter PTTEP No. 20.910/ 027 / 2008, dated April 25, 2008.

Attachment:
1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months ended March 31, 2008 and 2007, including English translations, all of which have been reviewed by the Auditor
2. Management's Discussion and Analysis for the first quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months ended March 31, 2008 and 2007, and Management's Discussion and Analysis for the first quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months ended March 31, 2008, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the first quarter 2008, dated April 25, 2008.

Yours sincerely,

Maroot Mrigadat
President
Acting Chief Executive Officer

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2008

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand have reviewed the accompanying consolidated and the Company balance sheets as at March 31, 2008, the related consolidated and the Company statement of income, changes in shareholders' equity and cash flows for the periods of three months ended March 31, 2008 and 2007 of PTT Exploration and Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standards require the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and subsidiaries for the year ended December 31, 2007, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2008. The consolidated and the Company balance sheets as at December 31, 2007, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand have not performed any other audit procedures subsequent to the date of that report.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Ladawan Supaprasert*
(Ladawan Supaprasert)
Senior Audit Specialist Level 9
Acting Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

April 25, 2008

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Notes	Consolidated		The Company	
		March 31, 2008 (Unaudited/ Reviewed)	December 31, 2007 (Audited)	March 31, 2008 (Unaudited/ Reviewed)	December 31, 2007 (Audited)
Assets					
Current Assets					
Cash and cash equivalents	3	32,195,533,100	24,012,741,011	17,541,976,377	13,504,898,492
Receivable-parent company	4	9,092,231,623	10,480,295,479	5,392,355,997	6,905,975,193
Trade receivables	5	1,571,669,998	2,206,716,338	19,836,360	26,257,207
Inventories		355,012,715	360,987,508	51,299,996	74,242,369
Materials and supplies-net		4,522,170,010	4,222,009,747	2,221,996,179	2,038,862,684
Other current assets					
Working capital from co-venturers		545,620,612	363,143,598	27,157,996	12,594,021
Other receivables		1,157,965,075	1,443,150,816	663,645,625	870,469,671
Accrued interest receivables		26,179,582	6,700,806	51,689,129	101,596,527
Other current assets		1,516,389,113	1,159,087,063	401,972,011	307,128,614
Total Current Assets		50,982,771,828	44,254,832,366	26,371,929,670	23,842,024,778
Non-Current Assets					
Investments in subsidiaries, associates and jointly controlled entities	7.2	389,279,662	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	6.2	820,000,000	600,000,000	17,773,091,397	15,114,764,161
Property, plant and equipment-net	8, 9	147,662,551,452	143,004,876,152	73,439,534,504	70,963,263,516
Intangible assets		338,702,140	350,592,235	319,789,490	330,924,687
Deferred income tax assets	10.2	1,748,953	-	-	-
Other non-current assets					
Prepaid expenses	11	220,771,361	234,119,237	-	-
Deferred remuneration under agreement		1,083,340,930	1,084,320,000	1,083,340,930	1,084,320,000
Other non-current assets		107,657,324	113,658,112	39,610,646	40,691,043
Total Non-Current Assets		150,624,051,822	145,784,304,554	116,804,768,696	111,683,365,136
Total Assets		201,606,823,650	190,039,136,920	143,176,698,366	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

(Signed) Maroot Mrigadat
(Maroot Mrigadat)
President
Acting Chief Executive Officer

(Signed) Sermsak Satchawannakul
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Notes	Consolidated March 31, 2008 (Unaudited/ Reviewed)	Consolidated December 31, 2007 (Audited)	The Company March 31, 2008 (Unaudited/ Reviewed)	The Company December 31, 2007 (Audited)
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable		2,050,675,320	1,682,890,316	210,798,824	138,901,801
Working capital to co-venturers		453,150,003	1,420,938,719	33,239,791	606,659,852
Accrued expenses		11,945,896,232	13,340,730,803	6,580,992,320	7,714,449,561
Dividend payable		5,507,924,027	-	5,507,924,027	-
Accrued interest payable		165,946,301	110,722,014	165,946,301	110,722,014
Income tax payable		22,269,988,783	16,320,076,123	14,959,873,096	11,490,847,658
Other current liabilities		1,234,205,325	1,581,243,855	879,122,217	767,108,884
Total Current Liabilities		43,627,785,991	34,456,601,830	28,337,896,576	20,828,689,770
Non-Current Liabilities					
Bonds	12	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	10.2	14,682,813,259	14,509,606,684	10,828,164,490	10,420,464,292
Other non-current liabilities					
Deferred income	13	2,850,487,590	3,059,663,262	-	-
Remuneration under agreement		1,011,932,800	1,084,320,000	1,011,932,800	1,084,320,000
Provision for employee benefits	14	475,358,003	379,359,602	461,995,779	372,339,250
Provision for decommissioning costs		10,257,145,568	10,990,904,837	6,442,263,172	6,903,101,473
Other non-current liabilities		251,890,541	271,857,973	251,890,541	271,857,973
Total Non-Current Liabilities		48,029,627,761	48,795,712,358	37,496,247,782	37,552,082,988
Total Liabilities		91,657,413,752	83,252,314,188	65,834,144,358	58,380,772,758
Shareholders' Equity					
Share capital	15				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
3,298,302,700 ordinary shares of Baht 1 each		3,298,302,700	-	3,298,302,700	-
3,297,420,300 ordinary shares of Baht 1 each		-	3,297,420,300	-	3,297,420,300
Share premium		12,915,113,160	12,859,030,620	12,915,113,160	12,859,030,620
Currency translation differences		(2,606,274,615)	(2,315,109,076)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		79,110,068,653	75,713,280,888	43,896,938,148	43,755,966,236
Total Shareholders' Equity		109,949,409,898	106,786,822,732	77,342,554,008	77,144,617,156
Total Liabilities and Shareholders' Equity		201,606,823,650	190,039,136,920	143,176,698,366	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Notes	Consolidated		The Company	
		2008	2007	2008	2007
Revenues					
Sales		26,286,738,665	19,730,996,810	13,813,231,605	11,177,649,688
Revenue from pipeline transportation		883,681,570	826,481,446	-	-
Other revenues					
Gain on foreign exchange	16	779,801,939	456,015,835	589,168,558	375,055,059
Interest income		197,164,176	216,913,858	287,385,047	264,522,164
Other revenues	17	226,956,153	39,988,836	195,603,736	14,247,180
Total Revenues		28,374,342,503	21,270,396,785	14,885,388,946	11,831,474,091
Expenses					
Operating expenses		2,081,578,200	1,468,899,941	892,449,340	616,700,203
Exploration expenses		958,977,619	346,617,382	18,487,773	19,922,886
Selling, general and administrative expenses		1,017,308,194	811,548,660	475,766,771	403,375,106
Petroleum royalties and remuneration	18	3,455,153,287	2,680,069,450	1,726,653,951	1,396,883,200
Depreciation, depletion and amortization		4,604,949,136	3,588,351,409	2,030,017,361	1,552,555,764
Other expenses					
Derivative loss on hedging	21	471,546,135	-	-	-
Director's remuneration		2,963,750	2,891,086	2,963,750	2,891,086
Loss from equity affiliates		7,459,156	2,336,406	-	-
Total Expenses		12,599,935,477	8,900,714,334	5,146,338,946	3,992,328,245
Income before interest and income taxes		15,774,407,026	12,369,682,451	9,739,050,000	7,839,145,846
Interest expenses		182,975,835	178,138,197	182,975,835	203,792,423
Income taxes	10.1	6,686,719,399	5,420,188,634	3,907,178,226	3,121,942,227
Net income		8,904,711,792	6,771,355,620	5,648,895,939	4,513,411,196
Earnings per share	19				
Basic earnings per share		2.70	2.06	1.71	1.37
Diluted earnings per share		2.69	2.06	1.71	1.37

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		349,700	12,410,920	-	-	-	-	12,760,620
Currency translation differences		-	-	(215,515,360)	-	-	-	(215,515,360)
Net income		-	-	-	-	-	6,771,355,620	6,771,355,620
Dividend paid		-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007		3,286,351,700	12,319,999,360	(2,010,892,356)	332,200,000	16,900,000,000	59,335,864,119	90,163,522,823
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up		882,400	56,082,540	-	-	-	-	56,964,940
Currency translation differences		-	-	(291,165,539)	-	-	-	(291,165,539)
Net income		-	-	-	-	-	8,904,711,792	8,904,711,792
Dividend paid	22	-	-	-	-	-	(5,507,924,027)	(5,507,924,027)
Balance - as at March 31, 2008		3,298,302,700	12,915,113,160	(2,606,274,615)	332,200,000	16,900,000,000	79,110,068,653	109,949,409,898

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		349,700	12,410,920	-	-	-	12,760,620
Net income		-	-	-	-	4,513,411,196	4,513,411,196
Dividend paid		-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007		3,286,351,700	12,319,999,360	332,200,000	16,900,000,000	33,821,024,820	66,659,575,880
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up		882,400	56,082,540	-	-	-	56,964,940
Net income		-	-	-	-	5,648,895,939	5,648,895,939
Dividend paid	22	-	-	-	-	(5,507,924,027)	(5,507,924,027)
Balance - as at March 31, 2008		3,298,302,700	12,915,113,160	332,200,000	16,900,000,000	43,896,938,148	77,342,554,008

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	8,904,711,792	6,771,355,620	5,648,895,939	4,513,411,196
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	7,459,156	2,336,406	-	-
Depreciation, depletion and amortization	4,604,949,136	3,588,351,409	2,030,017,361	1,552,555,764
Amortization of prepaid expenses	15,721,441	54,674,354	979,070	43,227,755
Dry hole expenses	336,032,417	111,955,785	117,466	-
(Gain) loss on disposal of assets	(266,386)	22,406,413	(263,889)	(3,371,899)
Income recognized from deferred income	(192,578,250)	(148,985,011)	-	-
Employee benefits	95,998,401	23,794,783	89,657,529	25,097,893
Gain on foreign exchange	(996,611,929)	(479,568,223)	(625,599,702)	(375,433,245)
Interest income and expenses	(14,188,341)	(38,775,661)	(104,409,212)	(60,729,741)
Income taxes	6,686,719,399	5,420,188,634	3,907,178,226	3,121,942,227
	19,447,946,836	15,327,734,509	10,946,572,788	8,816,699,950
Changes in assets and liabilities				
Decrease in trade receivables	605,462,020	16,054,541	6,420,847	35,768,255
Decrease in receivable - parent company	1,377,938,840	1,089,431,906	1,513,619,196	904,330,848
(Increase) decrease in inventories	256,405,650	(107,934,971)	61,291,583	(19,647,839)
(Increase) decrease in materials and supplies-net	(301,946,480)	(36,798,903)	(183,133,496)	94,034,352
(Increase) decrease in working capital from co-venturers	(93,242,966)	(688,182,546)	6,827,903	(403,440,333)
Decrease in other receivables	283,230,198	111,581,988	208,252,762	66,766,800
Increase in other current assets	(114,590,011)	(209,730,037)	(101,693,270)	(184,471,888)
Increase in prepaid expenses	(1,394,495)	-	-	-
(Increase) decrease in other non-current assets	4,783,372	(4,519,672)	(14,718)	(6,916,980)
(Decrease) increase in accounts payables	429,738,789	939,718,361	71,510,844	(8,618,270)
(Decrease) increase in working capital to co-venturers	(966,441,377)	269,282,774	(581,482,637)	47,321,904

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
Decrease in accrued expenses	(1,312,980,828)	(947,422,754)	(1,058,929,903)	(978,252,456)
(Decrease) increase in other current liabilities	(305,183,808)	(170,836,022)	153,507,968	12,494,515
Increase in deferred income	75,501	14,229	-	-
(Decrease) increase in other non-current liabilities	(16,634,228)	15,998,821	(16,634,228)	15,998,820
Translation adjustment	(17,128,825)	(96,726,062)	-	-
Interest received from bank deposits	167,020,339	217,667,123	99,720,994	105,207,779
Taxation paid	(697,809,769)	(641,913,412)	(30,452,591)	-
	(702,698,078)	(244,314,636)	148,811,254	(319,424,493)
Net cash provided by operating activities	18,745,248,758	15,083,419,873	11,095,384,042	8,497,275,457
Cash flows from investing activities				
Net lending of loans to related parties	(220,000,000)	(150,000,000)	(2,689,769,761)	(1,683,141,822)
Interest received from loans	10,143,505	-	237,311,929	387,060
Increase in property, plant and equipment	(10,156,912,878)	(8,271,759,344)	(4,529,095,478)	(2,715,969,281)
Increase in intangible assets	(3,697,300)	(5,975,664)	(2,883,189)	(4,769,473)
Net cash used in investing activities	(10,370,466,673)	(8,427,735,008)	(6,984,436,499)	(4,403,493,516)
Cash flows from financing activities				
Proceeds from issuances of bonds	-	3,500,000,000	-	3,500,000,000
Net borrowings of loans from related party	-	-	-	63,000,000
Interest paid	(127,751,548)	(310,444,260)	(127,751,548)	(310,444,260)
Proceeds from common stock	56,964,940	12,760,620	56,964,940	12,760,620
Dividend paid	(74,772)	(316,074)	(74,772)	(316,074)
Net cash provided by (used in) financing activities	(70,861,380)	3,202,000,286	(70,861,380)	3,265,000,286
Net increase in cash and cash equivalents	8,303,920,705	9,857,685,151	4,040,086,163	7,358,782,227
Cash and cash equivalents at the beginning of the period	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	32,316,661,716	28,378,591,373	17,544,984,655	14,510,882,618
Effect of exchange rate changes on cash and cash equivalents	(121,128,616)	(187,044,539)	(3,008,278)	(9,448,705)
Cash and cash equivalents at the end of the period	32,195,533,100	28,191,546,834	17,541,976,377	14,501,433,913

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 and 2007 (UNAUDITED/REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2007 (AUDITED)

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of the Interim Financial Statements

These interim financial statements are prepared in accordance with the Accounting Standard No. 41 "Interim Financial Statements". The Company presents line items in the balance sheets, statement of income, statement of changes in shareholders' equity, and statement of cash flows, as in the annual financial statements and discloses only significant information in the notes to financial statements.

1.3 Preparation Basis for the Consolidated Financial Statements

The consolidated and the Company financial statements have been prepared in accordance with accounting principles generally accepted in Thailand under the Accounting Act B.E. 2543 and the interpretations and accounting guidance announced by the Federation of Accounting Profession, as well as the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Group has adopted the International Accounting Standards (IAS) No. 12 "Income Taxes" and IAS No. 19 "Employee Benefits" which have not been addressed by Thai Accounting Standard yet.

The consolidated and the Company financial statements including the valuation of all financial items have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of financial statements in accordance with accounting principles generally accepted in Thailand requires use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its estimates and judgments based on management's experience and other information available, actual results could differ from these estimates as future confirming events occur.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2007 except as discussed in Note 2.

2. The Initial Adoption of International Accounting Standard (IAS) No.19 Employee Benefits

As from January 1, 2008, the Group has adopted an International Accounting Standard No.19, Employee Benefits, for the purpose of accounting for its retirement benefit obligation. Such obligation is presented in the balance sheets under provision for employee benefits as discussed in Note 14. In addition, the transitional liabilities will be amortized as expenses in the statement of income on a straight-line basis over five years.

The Group's obligation in respect of the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. Such benefits are discounted to the present value using the rate of government bond yields. The calculation is performed by an independent actuary using the Projected Unit Credit Method.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the statement of income on a straight-line basis over the average remaining period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of income.

Salaries, wages, bonuses and contributions to the social security and provident funds are recognized as expenses when incurred.

3. Cash and Cash Equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Cash on hand and at banks	9,085.02	5,469.22	4,067.15	1,459.23
Cash equivalents				
- Fixed deposits	25.90	1,932.44	9.01	961.01
- Treasury bills and promissory notes	23,084.61	16,611.08	13,465.82	11,084.66
Total	32,195.53	24,012.74	17,541.98	13,504.90

The interest rate of saving deposits held at call with banks is 0.75-2.48% per annum (2007: 0.75-4.13% per annum).

The interest rate of fixed deposits with banks is 3.42% per annum (2007: 3.12-4.73% per annum).

The interest rate of treasury bills and promissory notes is 3.12% per annum (2007: 3.06-4.48% per annum).

4. Receivables – Parent Company

Receivables - parent company comprised:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Sales of petroleum products	8,920.71	9,676.65	5,220.84	6,102.33
Gas Pipeline Construction Service	171.52	803.65	171.52	803.65
	9,092.23	10,480.30	5,392.36	6,905.98

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Myanmar Oil and Gas Enterprise	553.48	700.76	-	-
Electricity Generating Authority of Thailand	78.55	104.16	19.64	26.04
Chevron U.S.A. INC.	754.02	980.31	-	-
Caltex Australia Petroleum PTY. Limited	-	313.58	-	-
Others	185.62	107.91	0.20	0.22
Total	1,571.67	2,206.72	19.84	26.26

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenues and Expenses with Related Parties

Significant transactions with related parties for the periods of three months ended March 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Parent company - PTT Public Company Limited (PTT)				
Sales revenue (world market reference price)	22,776.26	16,877.30	13,783.57	11,118.63
Rental revenue (market price)	4.67	4.54	4.67	4.54
Amortization of up-front payment under Bongkot Gas Sale Agreement	-	43.23	-	43.23
Income from Gas Pipeline Construction Services	183.65	-	183.65	-
Derivative loss on hedging	99.00	-	-	-
Subsidiary companies and jointly controlled entities				
Interest income	-	-	184.68	157.21
Management fees	-	-	2.72	2.89
Interest expenses	-	-	-	25.65

6.2 Long-Term Loans to Related Parties

Long-term loans to related parties comprised:

Loans to	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Subsidiaries				
PTTEPI	-	-	4,065.00	4,336.60
PTTEPO	-	-	12,873.09	10,178.16
PTTEP Services	-	-	15.00	-
Associate				
EnCo	820.00	600.00	820.00	600.00
Total	820.00	600.00	17,773.09	15,114.76

The Company has loans to subsidiary companies with interest rate 3.96-4.625% per annum (2007: interest rate 3.91-4.88% per annum). The subsidiary companies shall occasionally repay the loans. In addition, the Company has loans to an associated company with interest rate 6.87-7.69% per annum (2007: interest rate 6.87-7.69% per annum). The associated company shall repay the loan principal by 2020.

7. Investments in Subsidiaries, Associates and Jointly Controlled Entities

7.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding	Percent of interest		Investment				Dividend for the periods of three months ended	
							Cost Method		Equity Method			
		Mar. 31, 2008	Dec. 31, 2007	by	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.0	PTTEP	100%	100%	20,000.00	20,000.00	34,463.31	33,486.76	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Petroleum	0.17	0.17	PTTEP	75%	75%	0.13	0.13	15,225.06	14,076.56	-	-
				PTTEPI	25%	25%	0.04	0.04	5,082.55	4,709.32	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(168.46)	(183.45)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(306.80)	(306.35)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(2,933.53)	(3,273.15)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,567.92)	(1,882.17)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	776.31	(206.20)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(1,446.09)	(1,218.62)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(11.11)	(10.39)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(10.67)	(9.99)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	25.92	25.35	-	-
				PTTEPT	75%	75%	0.75	0.75	77.76	76.06	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	6,652.68	5,806.20	-	-
				PTTEPO	51%	51%	3,864.89	3,864.89	6,921.10	6,039.95	-	-
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(324.44)	(338.77)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.12	1.29	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(160.82)	(170.09)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	1.23	1.41	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(214.31)	(142.48)	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(143.84)	(140.94)	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(143.48)	(140.66)	-	-
PTTEP Thai Projects Limited (PTTEP TP)	Petroleum	1.00	1.00	PTTEPT	100%	100%	1.00	1.00	(0.20)	0.94	-	-
PTTEP Andaman Limited (PTTEP A)	Petroleum	0.25	0.25	PTTEPS	100%	100%	0.25	0.25	0.19	0.20	-	-
PTTEP Egypt Company Limited (PTTEP EG)	Petroleum	1.69	1.69	PTTEPH	100%	100%	1.69	1.69	0.97	1.36	-	-
PTTEP Rommana Company Limited (PTTEPR)	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.37	1.58	-	-
PTTEP Sidi Abd El Rahman Company Limited (PTTEP	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.37	1.58	-	-
PTTEP Australia Pty Limited (PTTEP AU)	Petroleum	1.53	1.53	PTTEPH	100%	100%	1.53	1.53	(67.84)	0.67	-	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)	Petroleum	1.53	1.53	PTTEP AU	100%	100%	1.53	1.53	(66.80)	1.48	-	-
PTTEP Bangladesh Limited (PTTEP BD)	Petroleum	1.67	1.67	PTTEPH	100%	100%	1.67	1.67	1.36	1.64	-	-
PTTEP Myanmar Limited (PTTEP MYA)	Petroleum	1.59	-	PTTEPH	100%	100%	1.59	-	1.57	-	-	-

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of three months ended	
							Cost Method		Equity Method			
		Mar. 31, 2008	Dec. 31, 2007		Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
<u>Associated Companies</u>												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	357.20	365.31	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	32.08	31.43	-	-
<u>Jointly Controlled Entities</u>												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum , Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	0.96	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,587.69	1,577.63	572.73	594.58
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,461.98	1,595.60	430.79	378.32
Orange Energy Limited (Orange)	Petroleum , Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	9,256.24	9,782.80	674.56	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum , Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,574.89	3,492.82	-	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 Investments in Subsidiaries, Associates, and Jointly Controlled Entities

Investments accounted for under equity method presented in the consolidated financial statements and under cost method for the Company financial statements comprised:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	357.20	365.31	400.00	400.00
PTT ICT Solutions Company Limited	32.08	31.43	30.00	30.00
Total	389.28	396.74	24,149.40	24,149.40

Investments in jointly controlled entities are recorded in the Company financial statements under the cost method. The Company presents its share of assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The transactions of jointly controlled entities are included in the Company financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Balance Sheets :										
Current assets	715.24	558.53	776.57	691.08	436.31	452.04	4,057.53	3,157.64	1,597.05	981.50
Non-current assets	-	-	2,922.39	3,171.35	1,622.26	1,757.00	6,442.61	7,005.87	2,677.91	2,852.40
Current liabilities	(714.26)	(557.51)	(55.12)	(56.05)	(48.33)	(30.98)	(4,019.21)	(3,221.42)	(1,327.45)	(985.76)
Non-current liabilities	-	-	(1,755.88)	(1,961.45)	(566.88)	(592.23)	(1,848.92)	(2,172.84)	(788.96)	(889.51)
Net assets	0.98	1.02	1,887.96	1,844.93	1,443.36	1,585.83	4,632.01	4,769.25	2,158.55	1,958.63

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of three months ended									
	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
Statement of income :										
Revenues	-	-	1,087.73	987.99	664.15	619.28	2,982.74	2,174.07	1,064.10	795.43
Expenses	-	-	(69.78)	(53.30)	(65.04)	(45.73)	(1,933.38)	(1,294.37)	(664.02)	(449.27)
Income before income taxes	-	-	1,017.95	934.69	599.11	573.55	1,049.36	879.70	400.08	346.16
Income taxes	-	-	(271.38)	(254.21)	(182.24)	(166.69)	(512.04)	(443.83)	(200.16)	(173.08)
Net income	-	-	746.57	680.48	416.87	406.86	537.32	435.87	199.92	173.08

8. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2007	200,346.09	15,982.39	3,053.73	12,760.07	6,837.63	2,567.74	241,547.65
Increase	6,163.33	4,035.50	30.97	0.28	1.92	10.69	10,242.69
Decrease	(6.30)	(424.32)	(1.21)	-	-	(10.35)	(442.18)
Currency translation differences	-	-	-	-	(457.51)	-	(457.51)
Balance as at March 31, 2008	206,503.12	19,593.57	3,083.49	12,760.35	6,382.04	2,568.08	250,890.65
Accumulated depreciation							
Balance as at December 31, 2007	(88,111.82)	-	(1,987.24)	(4,759.99)	(2,137.91)	(1,156.27)	(98,153.23)
Depreciation for the period	(4,343.41)	-	(41.24)	(267.98)	(57.47)	(57.31)	(4,767.41)
Decrease	(0.01)	-	0.17	(0.01)	-	8.54	8.69
Currency translation differences	-	-	-	-	144.67	-	144.67
Balance as at March 31, 2008	(92,455.24)	-	(2,028.31)	(5,027.98)	(2,050.71)	(1,205.04)	(102,767.28)
Provision for impairment loss							
Balance as at December 31, 2007	(389.54)	-	-	-	-	-	(389.54)
Increase	(71.28)	-	-	-	-	-	(71.28)
Balance as at March 31, 2008	(460.82)	-	-	-	-	-	(460.82)
Net book value as at December 31, 2007	111,844.73	15,982.39	1,066.49	8,000.08	4,699.72	1,411.47	143,004.88
Net book value as at March 31, 2008	113,587.06	19,593.57	1,055.18	7,732.37	4,331.33	1,363.04	147,662.55

Depreciation included in statement of income for the period of three months ended March 31, 2007 Baht 3,573.05 Million

Depreciation included in statement of income for the period of three months ended March 31, 2008 Baht 4,767.41 Million

The Company

	Oil and Gas Properties				Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs		
Historical cost						
Balance as at December 31, 2007	105,427.95	1,338.25	1,379.51	8,051.03	1,696.72	117,893.46
Increase	4,009.44	496.25	15.62	0.28	10.17	4,531.76
Decrease	(0.31)	-	(0.04)	-	(10.35)	(10.70)
Balance as at March 31, 2008	109,437.08	1,834.50	1,395.09	8,051.31	1,696.54	122,414.52
Accumulated depreciation						
Balance as at December 31, 2007	(42,465.55)	-	(971.13)	(2,463.68)	(1,029.84)	(46,930.20)
Depreciation for the period	(1,857.41)	-	(12.75)	(136.07)	(47.02)	(2,053.25)
Decrease	-	-	0.04	-	8.42	8.46
Balance as at March 31, 2008	(44,322.96)	-	(983.84)	(2,599.75)	(1,068.44)	(48,974.99)
Net book value as at December 31, 2007	62,962.40	1,338.25	408.38	5,587.35	666.88	70,963.26
Net book value as at March 31, 2008	65,114.12	1,834.50	411.25	5,451.56	628.10	73,439.53

Depreciation included in statement of income for the period of three months ended March 31, 2007	Baht 1,538.52	Million
Depreciation included in statement of income for the period of three months ended March 31, 2008	Baht 2,053.25	Million

9. Carried Cost under Petroleum Sharing Contract

As at March 31, 2008, the Group has carried costs presented under oil and gas properties and other non-current assets in the balance sheets and under exploration expense in the statement of income for the projects listed as follows:

Projects	Carried Costs	
	Oil and Gas Properties and Other Non-Current Assets	Exploration Expense (Cumulative since 2002 – March 31, 2008)
Vietnam 52/97	31.79	-
Vietnam B & 48/95	33.27	-
Vietnam 16-1	536.88	1,249.32
Vietnam 9-2	1,293.73	811.23
Algeria 433a & 416b	361.66	281.68

10. Income Taxes and Deferred Income Taxes

10.1 Income Taxes

Income taxes for the periods of three months ended March 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	5,619.18	3,986.93	3,432.23	2,765.00
Deferred tax expenses	257.88	502.83	408.03	281.80
Total	5,877.06	4,489.76	3,840.26	3,046.80
Income tax under Revenue Code				
Current tax expenses	115.81	427.00	67.25	55.15
Deferred tax expenses	5.23	(138.95)	(0.33)	19.99
Total	121.04	288.05	66.92	75.14
Income tax in foreign countries				
Current tax expenses	683.34	638.06	-	-
Deferred tax expenses	5.28	4.32	-	-
Total	688.62	642.38	-	-
Total income taxes	6,686.72	5,420.19	3,907.18	3,121.94

Income tax rates for the Group are as follows:

	Tax Rates
Petroleum income tax on petroleum business in Thailand pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Income tax for the Company	30%
Income tax for subsidiaries and jointly controlled entities	15 - 30%
Corporate Income tax in the Union of Myanmar	30%

10.2 **Deferred Income Taxes**

Deferred income taxes are as follows:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Deferred income tax assets				
Income tax under Revenue Code	1.75	-	-	-
Total	1.75	-	-	-
Deferred income tax liabilities				
Petroleum income tax	13,330.55	13,072.67	10,823.58	10,415.56
Income tax under Revenue Code	(1.83)	(8.80)	4.58	4.90
Corporate income tax in foreign countries	1,354.09	1,445.74	-	-
Total	14,682.81	14,509.61	10,828.16	10,420.46
	14,681.06	14,509.61	10,828.16	10,420.46

Deferred income taxes presented by categories are as follows:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Amortization of decommissioning costs and unrealized gain from decommissioning costs	1,262.69	1,488.18	495.49	657.88
Provision for obsolete stock	24.58	24.58	-	-
Provision for employee benefits	236.51	189.68	231.00	186.17
Provision for impairment loss	230.41	194.77	-	-
Depreciation expenses	(16,438.47)	(16,401.92)	(11,550.07)	(11,259.61)
Loss carried forward	7.80	-	-	-
Bonds and expenses relating to the bond issuance	(4.58)	(4.90)	(4.58)	(4.90)
Total	(14,681.06)	(14,509.61)	(10,828.16)	(10,420.46)

11. Prepaid Expenses

As at March 31, 2008, PTTEPI made the prepayments to the Government of the Union of Myanmar for the petroleum royalty of Yadana and Yetagun projects totaling of Baht 220.77 million. These prepayments will be amortized when the deferred income discussed in Note 13 is recognized.

12. Bonds

Unsecured and unsubordinated bonds as at March 31, 2008 and December 31, 2007 comprised:

			Consolidated and the Company	
	Interest rates	Maturity dates	Mar. 31, 2008	Dec. 31, 2007
Maturity date within 3 years				
- Bonds Baht 3,500 million	4.88% per annum	February 12, 2010	3,500	3,500
- Bonds Baht 6,000 million *	6MFDR + 0.99%	June 15, 2010	6,000	6,000
Maturity date between 3-5 years				
- Bonds Baht 3,500 million	3.91% per annum	June 15, 2012	3,500	3,500
Maturity date over 5 years				
- Bonds Baht 2,500 million **	3.30% per annum	March 27, 2018	2,500	2,500
- Bonds Baht 3,000 million NC5 ***	5.13% per annum	June 15, 2022	3,000	3,000
		Total	18,500	18,500

* On September 4, 2007, the Company entered into Interest Rate Swap Contract (IRS) for bonds amounting to Baht 6,000 million with a financial institution to change the interest rate from fixed rate at 3.60% to the floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

** On September 27, 2005, the Company had a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest was charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the USD with the same bank for Baht 2,500 million. Under this agreement, interest is charged at the rate of 3.30% per annum until the expiry date.

*** NC5 (Non Call 5 years): the Company has the right to redeem such debentures in the 5th year or in 2012.

13. Deferred Income

Deferred income arises as a result of MGTC and TPC receiving advance payments from MOGE for pipeline transportation and PTTEPI receiving advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 2000 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Mar. 31, 2008	Dec. 31, 2007
Deferred income for the year 2000	2,577.48	2,766.65
Deferred income for the year 2001	273.01	293.01
Total	2,850.49	3,059.66

14. **Employee Benefit Liabilities**

The reconciliation for the present value of the defined benefit plans is as follows:

	Consolidated	The Company
Present value of the defined benefit plans as at January 1, 2007	1,135.65	1,100.84
Current service cost	116.53	103.28
Interest cost	63.60	61.64
Present value of the defined benefit plans as at December 31, 2007	1,315.78	1,265.76
Current service cost	30.77	27.27
Interest cost	18.41	17.72
Present value of the defined benefit plan as at March 31, 2008	1,364.96	1,310.75

The reconciliation for the liabilities recognized in the balance sheets as at March 31, 2008 and December 31, 2007 is as follows:

	Consolidated		The Company	
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
Present value of the defined benefit plans	1,364.96	1,315.78	1,310.75	1,265.76
Unrecognized transitional liabilities	(889.60)	(936.42)	(848.75)	(893.42)
Liabilities recorded in the balance sheets	475.36	379.36	462.00	372.34

Expenses recorded in the statement of income for the periods of three months ended March 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Current service cost	30.77	-	27.27	-
Interest cost	18.41	-	17.72	-
Transitional liabilities recognized during the period	46.82	-	44.67	-
Expenses recorded in the statement of income	96.00	-	89.66	-

The contribution expected to be paid for the Group's employees in 2008 is Baht 1.58 million.

Major Actuarial Assumptions

The Group's financial assumptions

	% per annum
Discount rate	5.6
Inflation rate	3.0
Credit interest rate on provident funds	4.5

The Group's demographic assumptions

- Mortality assumption: Mortality rate is from Thailand Mortality Ordinary 1997 (TMO97) issued by the Office of Insurance Commission. The TMO97 contains the results of the most recent mortality investigation on policyholders of life insurance companies in Thailand. It is reasonable to assume that these rates would be reflective of the mortality experience of the working population in Thailand.

- Turnover rate assumption:

Age-related scale	% per annum
Prior to age 30	5.5
Age 30-39	2.5
Age 39 thereafter	1.0

The turnover rate above reflects the rate at which employees voluntarily resign from service. It does not include death, disability, and early retirement. The calculation for the employee benefits shall then be based on such assumption.

15. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 per share, or a total of Baht 3,322 million. On February 12, 2008, the Company registered the change in its issued and fully paid-up capital to be 3,298.30 million ordinary shares at Baht 1 per share, or a total of Baht 3,298.30 million. The details of the change in the issued and fully paid-up ordinary shares are as follows:

	Unit: Million Shares
Ordinary shares issued and fully paid-up	
Balance as at December 31, 2006	3,286.00
share capital issued and paid-up	0.35
Balance as at March 31, 2007	3,286.35
Balance as at December 31, 2007	3,297.42
share capital issued and paid-up	0.88
Balance as at March 31, 2008	3,298.30

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62 million ordinary shares. As at March 31, 2008, the employees exercised the warrants to purchase 38.31 million shares. Therefore, there are 23.69 million reserved shares outstanding. The details are as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right Warrant per ordinary share	The number of allotted shares (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.78	0.22
August 1, 2003	23.4	1:5	9.63	0.37
August 1, 2004	36.6	1:5	9.98	4.02
August 1, 2005	55.6	1:5	6.36	7.64
August 1, 2006	91.2	1:5	2.56	11.44
	Total		38.31	23.69

16. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of three months ended March 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Realized gain (loss) on foreign exchange	(203.23)	(16.87)	(36.62)	7.60
Unrealized gain on foreign exchange	983.03	472.89	625.79	367.46
Total	779.80	456.02	589.17	375.06

17. Other Revenues

Other revenues for the periods of three months ended March 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Income from gas pipeline construction service	183.64	-	183.64	-
Rental revenues	11.10	10.23	5.44	5.08
Others	32.21	29.76	6.52	9.17
Total	226.95	39.99	195.60	14.25

18. Petroleum Royalties and Remuneration

Petroleum royalties and remuneration for the periods of three months ended March 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum royalties	3,175.28	2,503.65	1,726.65	1,396.88
Special remuneration benefits	279.87	176.42	-	-
Total	3,455.15	2,680.07	1,726.65	1,396.88

19. Earnings per Share

Basic earnings per share for the periods of three months ended March 31, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	8,904.71	6,771.36	5,648.90	4,513.41
Weighted average number of outside ordinary shares in issue (Million Shares)	3,297.90	3,286.18	3,297.90	3,286.18
Basic earnings per share (Baht)	2.70	2.06	1.71	1.37

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution, no adjustment is made to net income.

Diluted earnings per share for the periods of three months ended March 31, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	8,904.71	6,771.36	5,648.90	4,513.41
Net income used to determine diluted earnings per share (Million Baht)	8,904.71	6,771.36	5,648.90	4,513.41
Weighted average number of outside ordinary shares in issue (Million Shares)	3,297.90	3,286.18	3,297.90	3,286.18
Adjustments for share options (Million Shares)	9.86	8.72	9.86	8.72
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,307.76	3,294.90	3,307.76	3,294.90
Diluted earnings per share (Baht)	2.69	2.06	1.71	1.37

20. Segment Information

Primary reporting - business segments

	Consolidated financial statements for the period of three months ended March 31, 2008						
	Exploration and production			Pipeline	Others	Inter-company Elimination	Group's total business
	Thailand	Other South East Asia	Middle East and Others	South East Asia			
Revenues - Third parties	2,945.40	461.82	103.26	883.68	-	-	4,394.16
- Related parties	19,319.66	2,336.75	1,119.85	865.27	-	(865.27)	22,776.26
Other revenues - Third parties	-	-	-	-	22.61	(9.46)	13.15
- Related parties	-	-	-	-	183.65	-	183.65
Total Revenues	22,265.06	2,798.57	1,223.11	1,748.95	206.26	(874.73)	27,367.22
Operating expenses	1,524.60	1,035.60	169.88	67.15	178.07	(893.72)	2,081.58
Selling, general and administrative expenses	485.96	135.87	86.06	7.89	18.42	-	734.20
Exploration expenses							
- Dry hole	6.07	186.51	143.45	-	-	-	336.03
- Geological and geophysical	34.67	134.32	453.95	-	-	-	622.94
Depreciation, depletion and amortization	4,142.66	161.14	168.39	60.50	9.55	-	4,542.24
Royalties and remuneration	3,093.48	361.66	-	-	-	-	3,455.14
Derivative loss on hedging	471.55	-	-	-	-	-	471.55
Foreign exchange (gain) loss	(807.25)	(65.71)	1.77	-	(5.86)	-	(877.05)
Share of loss from associates	-	-	-	-	7.46	-	7.46
Total Expenses	8,951.74	1,949.39	1,023.50	135.54	207.64	(893.72)	11,374.09
Segment result	13,313.32	849.18	199.61	1,613.41	(1.38)	18.99	15,993.13
Depreciation - general							(62.72)
Selling, general and administrative expenses - general							(283.11)
Operating profit							15,647.30
Other income, net							30.16
Finance costs - Interest income							197.16
- Interest expenses							(182.98)
Foreign exchange gain							(97.25)
Director's remuneration							(2.96)
Income before tax							15,591.43
Tax - Projects	(6,111.90)	(287.96)	2.07	(453.62)	6.45		(6,844.96)
- Group							158.24
Net Income	7,201.42	561.22	201.68	1,159.79	5.07		8,904.71
Assets							
Segment assets	122,218.79	26,463.26	7,143.75	5,121.07	1,780.48		162,727.35
Investments under equity method	-	-	-	-	389.28		389.28
Unallocated assets							38,490.19
Consolidated total assets							201,606.82
Liabilities							
Segment liabilities	61,347.04	5,351.27	391.39	1,675.23	181.32		68,946.25
Unallocated liabilities							22,711.16
Consolidated total liabilities							91,657.41
Capital Expenditures	6,770.59	3,294.72	164.48	(455.59)	14.50		9,788.90

Consolidated financial statements for the period of three months ended March 31, 2007

	Exploration and Production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company Elimination	total business
Revenues - Third parties	2,460.15	338.84	54.71	826.48	-	-	3,680.18
- Related parties	14,796.11	2,081.19	-	779.90	-	(779.90)	16,877.30
Total Revenues	17,256.26	2,420.03	54.71	1,606.38	-	(779.90)	20,557.48
Operating expenses	1,305.28	925.82	13.58	35.81	-	(811.59)	1,468.90
Selling, general and administrative expenses	402.10	104.81	69.96	3.51	-	-	580.38
Exploration expenses							
- Dry hole	(0.72)	135.97	(23.30)	-	-	-	111.95
- Geological and geophysical	27.08	77.58	130.01	-	-	-	234.67
Depreciation, depletion and amortization	3,221.47	159.32	73.01	60.41	-	-	3,514.21
Royalties and remuneration	2,360.46	319.61	-	-	-	-	2,680.07
Foreign exchange (gain) loss	(308.36)	14.17	-	-	-	-	(294.19)
Share of loss from associates	-	-	-	-	2.34	-	2.34
Total Expenses	7,007.31	1,737.28	263.26	99.73	2.34	(811.59)	8,298.33
Segment result	10,248.95	682.75	(208.55)	1,506.65	(2.34)	31.69	12,259.15
Depreciation - general							(74.14)
Selling, general and administrative expenses - general							(231.17)
Operating profit							11,953.84
Other income, net							39.99
Finance costs - Interest income							216.91
- Interest expenses							(178.14)
Foreign exchange gain							161.83
Director's remuneration							(2.89)
Income before tax							12,191.54
Tax - Projects	(4,613.92)	(280.84)	-	(420.90)			(5,315.66)
- Group							(104.52)
Net Income	5,635.03	401.91	(208.55)	1,085.75			6,771.36
Assets							
Segment assets	101,645.49	19,706.97	6,758.00	6,020.51	950.13		135,081.10
Investments under equity method	-	-	-	-	416.37		416.37
Unallocated assets							36,930.45
Consolidated total assets							172,427.92
Liabilities							
Segment liabilities	56,452.70	5,881.63	833.11	2,144.46	174.66		65,486.56
Unallocated liabilities							16,777.84
Consolidated total liabilities							82,264.40
Capital Expenditures	5,770.63	1,963.24	465.67	(216.36)	21.04		8,004.22

The Group are organized into the following business segments:

- Exploration and production segment: The Group operates in oil and gas exploration and production activities in both domestic and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most of domestic projects are located in the Gulf of Thailand. Overseas projects are located in Southeast Asia, Middle East, North Africa, and Australia. As at balance sheet date, the Group had 14 projects under production phase and 24 projects in development and exploration phases.
- Overseas pipeline segment: The Group has investments with its joint venture partners to operate pipelines to transport natural gas from the exploration and production projects where the Group has working interest, i.e. Yadana and Yetagun projects.
- Other segments: Other operations of the Group mainly comprise investments in a project strategically connected to energy business, which does not constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's two main business segments are managed on a worldwide basis. They are operated in three main geographical areas:

	Consolidated financial statements for the period of three months ended March 31, 2008			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	2,945.40	1,345.50	103.26	4,394.16
- Related party	19,319.66	2,336.75	1,119.85	22,776.26
Segment assets	123,999.27	31,584.32	7,143.75	162,727.34
Investments under equity method	389.28	-	-	389.28
Capital expenditures	6,785.09	2,839.13	164.68	9,788.90
Consolidated total assets	162,878.74	31,584.32	7,143.75	201,606.82

	Consolidated financial statements for the period of three months ended March 31, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	2,460.15	1,165.32	54.71	3,680.18
- Related party	14,796.11	2,081.19	-	16,877.30
Segment assets	102,595.62	25,727.48	6,758.00	135,081.10
Investments under equity method	416.37	-	-	416.37
Capital expenditures	5,791.67	1,746.88	465.67	8,004.22
Consolidated total assets	139,942.44	25,727.48	6,758.00	172,427.92

21. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at March 31, 2008	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bonds	2,500.00	2,428.30
Baht 3,500 million of unsecured and unsubordinated bonds	3,500.00	3,615.84
Baht 12,500 million of unsecured and unsubordinated bonds		
- Tranche 1, Baht 6,000 million	6,000.00	6,075.52
- Tranche 2, Baht 3,500 million	3,500.00	3,561.76
- Tranche 3, Baht 3,000 million	3,000.00	3,009.78
Interest rate swap for Baht 2,500 million bond	-	266.53
Interest rate swap for Baht 6,000 million bond	-	(37.58)

Derivative on Oil Price Hedging

PTTEPO entered into derivative on oil price hedging for the Group's petroleum products based on Dubai oil price. As at March 31, 2008, PTTEPO had the derivative on oil price hedging agreement for the period from April - December 2008 for 0.54 million barrels, and a valid oil price at USD 78 per barrel.

22. Dividend

On March 28, 2008, the annual general meeting of the shareholders approved payment of a dividend for the year 2007 of Baht 3.28 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007 and for the second-half-year operations of 2007 at the rate of Baht 1.67 per share on April 11, 2008.

23. Commitment and Contingent Liabilities

- Commitment for Arthit Gas Sale Agreement

  Under Arthit Gas Sale Agreement, the buyer and seller have duty to deliver the gas at the contractual quantity on the contractual delivery date. If the seller fails to deliver on the contractual delivery date, the buyer is entitled to take a deficient quantity ("Shortfall") at a price equal to 75% of the current price applicable at the time the Shortfall occurred. The buyer, notified the seller about the daily contractual quantity in early December 2007. The Company, however, could start-up the first gas from Arthit Project in the first quarter 2008. The Company therefore has an obligation for the price discount on such shortfall amounting to approximately Baht 992 million.

- Commitment for the operating leases – the Group as a lessee

  The future minimum lease payments for the uncancellable operating leases as at March 31, 2008 and December 31, 2007 are as follows:

	Consolidated		The Company	
Payable within	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
1 year	2,606.44	2,263.52	2,164.55	1,566.12
2 to 5 years	7,310.66	8,167.52	6,658.63	7,380.29
Thereafter	86.16	108.73	84.53	107.03
	10,003.26	10,539.77	8,907.71	9,053.44

- Commitment from loan agreements

  As at March 31, 2008, the Company had loan agreement with Energy Complex Company Limited (EnCo), effective from February 15, 2008, with the loan limit to Baht 4,000 million. The agreement shall continue for 13 years. The total loans provided by the Company as at March 31, 2008 was Baht 820 million.

- Contingent liabilities per the letters of guarantee

  As at March 31, 2008, the Company had contingent liabilities which are letters of guarantee amounting to Baht 635.08 million in the financial statements of the Company and Baht 784.34 million in the consolidated financial statements.

24. Reclassification

The financial statements for the period 2007 were reclassified to conform to the financial statements for the period 2008 and to align with the revised Accounting Standard No. 25 "Cash Flows" which was effective on or after January 1, 2008.

25. Significant Event during the period

On March 26, 2008, the Australian Government approved PTTEP AO to be the joint venture partner of the project Australia AC/P 36 with 20% participation interest.

26. Events after the Balance Sheet Date

On April 9, 2008, PTTEPI has swapped its 20% participation interest in the Production Sharing Contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1 at the same participation interest. After the swap, the participation interests become as follows:

Blocks	Operator	Current Participation Interest (%)	New Participation Interest (%)
PTTEP International Limited (PTTEPI)			
M3 & M4	PTTEP International Limited	100	80
PTTEP Myanmar Limited (PTTEP MYA)			
A4 & C1	CNOOC Myanmar Limited	-	20

The swap will be fully effective upon receiving approval from the Myanmar government.

The Audit Committee authorized for issue of the financial statements on April 24, 2008.

2. Management Discussion and Analysis of Operating Results for the First Quarter of 2008

2.1 PTTEP Performance

The Thai economy is likely to expand at a higher rate in 2008 compared with the previous year. The Office of National Economic and Social Development Board (NESDB) projected that Thai economy is likely to grow by 4.5-5.5 percent due to a strong recovery of Thai domestic demand in both public and private consumption and investment. In addition, the new government policy to boost investor confidence and tourism as well as the government's recent decision on mega-project investments, e.g. the mass transit system in Bangkok and vicinity, will also help to stimulate the Thai economy to further expand at a favorable rate. However, there are key downside risks associated with the economic outlook in 2008, including rising oil prices and the world economic slowdown due to the Sub-prime problems in the US real estate sectors. These downside risks may cause Thai economic growth to be lower than we expected.

Regarding business activities in the first quarter of 2008, PTTEP succeeded in implementing its business plan with details as follows:

Regarding its exploration activities, in the first quarter of 2008, PTTEP successfully discovered petroleum in 7 out of 11 wells. There were successful discoveries in many projects including the exploration/appraisal program in Block M9 Myanmar, where PTTEP succeeded in all exploration and appraisal wells drilled in the first quarter of 2008, including 1 exploration and 2 appraisal wells. This was particularly true for the appraisal well Kakonna-3 which was drilled and encountered 10 zones of natural gas bearing formations with a total thickness of 123 meters. The flow rate tests (Tubing Stem Test-TST) were conducted on two zones, indicating the combined flow rate of gas for the two zones to be 63.6 million standard cubic feet per day (MMSCFD) and of condensate to be 11.4 barrels per day (BPD). In addition, in Vietnam B & 48/95 Project, the exploration well NKL-3X was drilled and encountered natural gas bearing formations with a total thickness of 36 meters. In addition, the Vietnam 52/97 Project also succeeded in petroleum discovery in the appraisal well CV-5X, where natural gas bearing formations with a total thickness of 45 meters were found. However, in the first quarter of 2008, there were write-offs of 4 dry wells which came from the Vietnam B & 48/95 Project (2 wells) and from Algeria 433a & 416b Project (2 wells).

Regarding development activities in the first quarter of 2008, PTTEP has started up the production from the Arthit Project and made the first delivery of natural gas to PTT on March 26, 2008 at 80 MMSCFD. It is expected that production will eventually increase to reach the daily contract quantity (DCQ) of 330 MMSCFD as required by the Gas Sales Agreement. In addition, the G4/43 Project also started up production in January 2008 and continuously increased its production. The G4/43 average crude production in March 2008 was approximately 5,900 BPD. Regarding the development of other projects, PTTEP has accelerated the Arthit North project development to progress as planned. In March 2008, PTTEP successfully installed the first wellhead platform in the project area. The first production from Arthit North can be expected in August 2008.

Regarding petroleum sales, PTTEP's average sales volume for the first quarter of 2008 was 182,431 barrels of oil equivalent per day (BOED), higher than the average sales volume of 2007 of 179,767 BOED. However, the average sales volume of 182,431 BOED was still lower than the 2008 sales target of 223,334 BOED which was initially set at the beginning of 2008. The reasons for the deviation from the sales target were due to the delay in Arthit production start up.

Regarding capability development, in the first quarter of 2008, PTTEP has revised its organization structure and created the Chief Executive Officer position in order to ensure organization effectiveness and support its long term business growth. The objective of the change is to allow the organization to focus on Operational Excellence and Growth. Regarding the Operational Excellence, PTTEP will focus on maximizing value of existing assets while improving the overall efficiency through synergy and sharing of resources and services to reduce operating costs. Regarding business growth, PTTEP will focus on corporate planning and strategy while striving for business expansion in various regions by using PTT group synergy as a competitive advantage to compete with other leading E&P companies. At present, PTTEP has been rapidly expanding into various regions including South East Asia, the Middle East, North Africa, Australia and New Zealand.

2.2 <u>Results of Operations</u>

On February 12, 2008 the Company registered the change in its registered paid-up capital from Baht 3,297.42 million to Baht 3,298.30 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 882,400 shares at the par value of Baht 1 per share resulting in a total of 882,400 Baht. As of March 31, 2008 the outstanding number of warrants was 4.7 million units (1 unit of warrant = 5 units of common shares)

On March 28, 2008, the General Shareholders' Meeting approved the dividend payment for the second-half of 2007 operations at the rate of Baht 1.67 per share which was paid on April 11, 2008. The Company also paid the interim dividend for the first-half of 2007 at the rate of Baht 1.61 per share on August 27, 2007. The total dividend paid for the result of operation for 2007 was Baht 3.28 per share or 38% of the net profit.

-3- / *2.2.1 Results of…*

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	4th Quarter 2007	1st Quarter 2008	1st Quarter 2007
Income from continuing operations			
Exploration and production	6,673	7,964	5,828
Pipelines	1,134	1,160	1,086
Others	(327)	(219)	(143)
Total net income	**7,480**	**8,905**	**6,771**
Diluted earnings per share – from continuing operations	2.26	2.69	2.06
Total Revenues - from continuing operations	28,514	28,374	21,270

First Quarter of 2008 compared with First Quarter of 2007

For the results of operations in the first quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 8,905 million or Baht 2.69 per share-diluted, an increase of Baht 2,134 million or 32% against the same period last year (Baht 6,771 million or Baht 2.06 per share-diluted). The returns on shareholders' equity for this quarter were 32.87%

For this quarter, the total revenue was Baht 28,374 million, an increase of Baht 7,104 million or 33% against the same period last year (Baht 21,270 million). This was mainly due to an increase in sales of petroleum of Baht 6,556 million, resulting from (1) the higher average petroleum sales price in USD currency this quarter, which rose to USD 48.24 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 35.43 per BOE); however the average sales exchange rate for this quarter decreased to Baht 32.82 per USD from the same period last year of Baht 36.15 per USD as a result of the strengthened Baht; (2) the higher sales volume in this quarter rose to 182,431 barrels of oil equivalent per day (BOED) against the same period last year (171,170 BOED). This increased volume mainly came from the petroleum production sales from the Bongkot and Oman 44 projects. In addition, in the latter part of this quarter, the Arthit project started production and delivered natural gas to PTT at 80 million standard cubic feet per day (MMSCFD).

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

For this quarter, PTTEP and subsidiaries had an increase of foreign exchange gain of Baht 324 million because of the strengthened Baht. In addition, other income increased Baht 184 million as a result of the construction service of the Arthit gas export pipeline provided to customer.

-4- / *Meanwhile, PTTEP...*

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 12,600 million, an increase of Baht 3,699 million or 42% against Baht 8,901 million the same period last year. This increase was the result of the following:

(1) Rising operating expenses, mainly due to operating expenses of the Oman 44 project (with first production in the latter part of the first quarter of 2007) and the construction costs of the Arthit gas export pipeline.
(2) Increased exploration expenses, mainly due to write-off of dry wells under Algeria 433a&416b and Vietnam B&48/95 projects, as well as geological and geophysical cost from the projects in Myanmar, New Zealand and Australia.
(3) Higher depreciation and amortization expenses, mainly from B8/32 & 9A and Pailin projects as a result of additional oil and gas properties and first production of Oman 44 project in the latter part of the first quarter of 2007.
(4) Increased selling, general and administrative expenses, mainly from the Arthit, MTJDA-B17 and projects in Myanmar, resulting from an increase in operation.
(5) Increased petroleum royalties and remuneration resulting from increased sales revenues.
(6) Derivatives loss on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 1,267 million as a result of higher petroleum taxable profit.

First Quarter of 2008 compared with Fourth Quarter of 2007

For the results of operations in the first quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 8,905 million or Baht 2.69 per share-diluted, an increase of Baht 1,425 million or 19% from the previous quarter's net profit of Baht 7,480 million, or Baht 2.26 per share-diluted.

For this quarter, the total revenue was Baht 28,374 million, a decrease of Baht 140 million or 0.5% from the previous quarter (Baht 28,514 million). This decrease was mainly due to lower sales of petroleum of Baht 553 million, resulting from (1) the lower sales volume in this quarter to 182,431 BOED compared with the previous quarter of 184,867 BOED. The decreased sales volume mainly came from the petroleum sales volume from Pailin project due to plant shutdown, and (2) the higher average petroleum sales price in USD this quarter, which rose to USD 48.24 per BOE compared with the previous quarter of USD 46.28 per BOE, however, the average sales exchange rate for this quarter decreased to Baht 32.82 per USD from the previous quarter (Baht 34.10 per USD) as a result of the strengthened Baht.

In this quarter, other income decreased by Baht 404 million from decreased construction service of the Arthit gas export pipeline to customers.

-5- / *PTTEP and ...*

PTTEP and subsidiaries incurred expenses of Baht 12,600 million, a decrease of Baht 1,589 million or 11% from the previous quarter (Baht 14,189 million). This decrease resulted from:

(1) Decreased operating expenses from decreased construction service of the Arthit gas export pipeline to customers.
(2) Decreased exploration expenses, mainly due to write-off of dry wells in the Algeria 433a&416b and Vietnam B&48/95 projects. In the previous quarter, there was the write-off of dry wells in the Vietnam 16-1, Algeria 433a&416b and Indonesia projects.
(3) Decreased derivatives loss on hedged transactions.
(4) Lower petroleum remuneration from B8/32 project resulting from lower provisional rate of special remuneratory benefits.

2.3 Financial position

As of March 31, 2008, PTTEP and subsidiaries commanded total assets of Baht 201,607 million or Baht 11,568 million (6%) higher than the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 8,183 million from operating activities (2) the increase of Baht 4,658 million in oil and gas properties for production, mainly from the Arthit, MTJDA-B17, Myanmar M9&M11 and Vietnam 9-2 projects and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 220 million.

Most current assets as of March 31, 2008 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investment Accounted for Under Equity Method.

PTTEP and subsidiaries had total liabilities of Baht 91,657 million or Baht 8,405 million higher than the end of 2007, mainly due to (1) higher income tax payable of Baht 5,950 million and (2) accrued dividends payable for the result of operation of the second half of 2007, value Baht 1.67 per share, amounting to Baht 5,508 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of March 31, 2008, the total number of shares exercised was 38.31 million shares and the outstanding number of warrants was 4.7 million units.

-6- / *For the period...*

For the period of three months ending March 31, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 18,624 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 10,370 million, mainly resulting from (1) the higher investment in oil and gas properties for production from the Arthit, MTJDA-B17, Myanmar M9&M11 and Vietnam 9-2 projects (2) an increase of loan to Energy Complex Co., Ltd. amounting to Baht 220 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 71 million due to (1) interest paid of Baht 128 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 57 million.

As of March 31, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 32,196 million, an increase of Baht 8,183 million from the end of 2007.

2.4 The Adoption of International Accounting Standard (IAS) No. 19 Employee Benefits

As from January 1, 2008, PTTEP and subsidiaries have adopted International Accounting Standard No. 19, Employee Benefits, for the purpose of accounting for the retirement benefits obligation. The calculation of provision for employees' retirement benefits is performed by a qualified actuary. The discrepancy of provision calculated by the actuarial valuation method and previous provision (transitional liabilities) will be amortized as expenses on a straight-line basis over 5 years.

2.5 Impact on Operational Results

Oil price volatility, Baht strengthening, and the higher costs of E&P goods and services continue to be the key factors that have a major impact on the operation results. Regarding the oil price, in the first quarter of 2008, oil prices continued to increase to more than 100 USD per barrel. Since PTTEP product prices closely tracked world oil prices, the high oil prices caused an increase in PTTEP's average product prices from 39.78 USD per BOE in 2007 to 48.24 USD per BOE in the first quarter of 2008. Regarding the Thai Baht, as Baht strengthening continued towards 2008, it has an impact on PTTEP's operating results. However, as most of Company revenues and expenditures were dollar-based, when the Thai Baht becomes stronger, it causes a decrease in both revenue and in expenditure sides which makes the impact of a strong Thai Baht on business performance quite limited. In addition, a continuous cost increases in E&P goods and services is another key factor that has significantly impacted on PTTEP's business performance. In the first quarter of 2008, the costs of E&P goods and services have been increasing at higher rate, e.g. drilling rig rate, etc. The sharp rise in E&P costs would impact on the dramatic increase in the cost of operations. PTTEP realized the upward costs trends, so it has been continuously implementing programs to reduce the cost impact through a number of programs, e.g. the long-term procurement planning and the global procurement contract planning for common goods & services for PTTEP Group, with the overall objective to increase bargaining power and secure long-lead materials and services within the timeline and budget for the existing and future projects.

-7- / Regarding other...

Regarding other factors, PTTEP believe that the strong economic growth in 2008 and the government policy to promote the use of natural gas vehicle would result in an increase in Thailand's energy demand, especially for natural gas. To respond to the situation, PTTEP has accelerated the production development from various projects and finding more reserve/ energy supply from domestics and other countries with the objective of satisfying national energy demand and for national energy security.

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.20.910/043/2551

Finance Department
Tel. 0-2537-4342

May 7, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the sixteenth exercise date of April 30, 2008, a total of 12 people who are PTTEP management and employees exercised the warrants for total amount of 49,000 shares, resulting in the remaining outstanding warrants of 64,360 units, and the remaining shares reserved for the exercise of warrants of 321,800 shares, details as per attachment.

Yours sincerely,

(Anon Sirisaengtaksin)
Chief Executive Officer

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report April 30, 2008

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	12	9,800	49,000	0.490
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	12	9,800	49,000	0.490

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	12	9,800	49,000	0.490
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	12	9,800	49,000	0.490

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,935,640 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,678,200 shares

3.6 The remaining units of unconverted warrants

64,360 units

3.7. The remaining number of reserved shares for the exercise of warrants

321,800 shares

It is certified that the information in this report is true and accurate.

(Anon Sirisaengtaksin)

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.20.910/044/2551

SEC Mail
Mail Processing
Section

MAY 23 2008

Washington, DC
106

Finance Department
Tel. 0-2537-4342

May 7, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the twelfth exercise date of April 30, 2008, a total of 18 people who are PTTEP management and employees exercised the warrants for total amount of 51,000 shares, resulting in the remaining outstanding warrants of 793,780 units, and the remaining shares reserved for the exercise of warrants of 3,968,900 shares, details as per attachment.

Yours sincerely,

(Anon Sirisaengtaksin)
Chief Executive Officer

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security *Warrants*

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report April 30, 2008

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	18	10,200	51,000	0.364
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	18	10,200	51,000	0.364

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	18	10,200	51,000	0.364
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	18	10,200	51,000	0.364

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

2,006,220 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

10,031,100 shares

3.6 The remaining units of unconverted warrants

793,780 units

3.7. The remaining number of reserved shares for the exercise of warrants

3,968,900 shares

It is certified that the information in this report is true and accurate.

(Anon Sirisaengtaksin)

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.20.910/045/2551

Finance Department
Tel. 0-2537-4342

SEC Mail
Mail Processing
Section
MAY 23 2008
Washington, DC
106

May 7, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the eighth exercise date of April 30, 2008, a total of 33 people who are PTTEP management and employees exercised the warrants for total amount of 116,700 shares, resulting in the remaining outstanding warrants of 1,505,440 units, and the remaining shares reserved for the exercise of warrants of 7,527,200 shares, details as per attachment.

Yours sincerely,

(Anon Sirisaengtaksin)
Chief Executive Officer

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report April 30, 2008

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	33	23,340	116,700	0.834
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	33	23,340	116,700	0.834

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	33	23,340	116,700	0.834
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	33	23,340	116,700	0.834

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 *Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)*

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,294,560 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,472,800 shares

3.6 The remaining units of unconverted warrants

1,505,440 units

3.7. The remaining number of reserved shares for the exercise of warrants

7,527,200 shares

It is certified that the information in this report is true and accurate.

(Anon Sirisaengtaksin)

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.20.910/046/2551

Finance Department
Tel. 0-2537-4342

May 7 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the fourth exercise date of April 30, 2008, a total of 51 people who are PTTEP management and employees exercised the warrants for total amount of 137,300 shares, resulting in the remaining outstanding warrants of 2,261,080 units, and the remaining shares reserved for the exercise of warrants of 11,305,400 shares, details as per attachment.

Yours sincerely,

(Anon Sirisaengtaksin)
Chief Executive Officer

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report April 30, 2008

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	51	27,460	137,300	0.981
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	51	27,460	137,300	0.981

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	51	27,460	137,300	0.981
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	51	27,460	137,300	0.981

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

538,920 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

2,694,600 shares

3.6 The remaining units of unconverted warrants

2,261,080 units

3.7. The remaining number of reserved shares for the exercise of warrants

11,305,400 shares

It is certified that the information in this report is true and accurate.

(Anon Sirisaengtaksin)

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150 / 200 /2008

Finance Department
Tel. 0-2537-4342

May 13 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on May 12, 2008. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,298,656,700 (Three thousand two hundred and ninety eight million and six hundred fifty six thousand and seven hundred Baht)

2. The Company's issued and paid-up shares are 3,298,656,700 (Three thousand two hundred and ninety eight million and six hundred fifty six thousand and seven hundred shares), which are categorized as follows:

Ordinary Shares :	3,298,656,700	(Three thousand two hundred and ninety eight million and six hundred fifty six thousand and seven hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

END